SEVERN TRENT

2 April 2008

RECEIVED

2008 APR 16 P 12: 24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

08001732

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Trading Statement'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

SUPPL

Encl.

PROCESSED
APR 18 2008
THOMSON FINANCIAL

dlw 4/16

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\L - Trading Statement 2 April 2008.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

ENQUIRIES:

Mike McKeon Group Finance Director	Severn Trent	0121 722 4319
Venetia Cooper Investor Relations Manager	Severn Trent	0121 722 4523
Peter Gavan Director of External Affairs	Severn Trent	0121 722 4310
Dominic Fry Peter Hewer	Tulchan	0207 353 4200

Footnotes:

1 The financial statements presented have been prepared in accordance with IFRS, as endorsed by the EU, and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor body. The group's IFRS accounting policies are set out on pages 49 to 53 of its 2007 Annual Report.

2 PBIT is profit before interest and tax and excluding exceptional items.

3 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

SEVERN TRENT PLC
TRADING STATEMENT
2 April 2008

Severn Trent is issuing the following trading update prior to the announcement of its preliminary results on Thursday 5 June 2008 for the year ended 31 March 2008.

The Board considers that the Group has delivered trading performance consistent with its expectations and prior guidance.

Water and Sewerage
Profit before Interest and Tax (PBIT) for Water and Sewerage is expected to increase by around 10%-12% on prior year (2006/07 £413m).

Severn Trent Water remains on track to meet the Ofwat determination for operating costs for the full year 2007/08.

Estimates of the exceptional costs to be charged to the profit and loss account in relation to the July 2007 floods are around £13m-£17m, net of insurance recoveries of £16m.

Infrastructure renewals expenditure is expected to be in the region of £105m-£110m for the year.

Gross capital expenditure under UK GAAP, (including infrastructure renewals expenditure) is expected to be around £590m for the full year 2007/08.

Severn Trent Water believes it has achieved the Ofwat annual leakage target for the year ending 31 March 2008, subject to verification through the normal regulatory process.

Water Technologies and Services
Underlying PBIT growth rate (on a constant currency basis) is expected to be around 6%. Reported PBIT in this business has been impacted by the fall in value of the US Dollar and is expected to be at least flat year on year (2006/07 £19.7m).

Corporate and Other
Corporate overheads are expected to fall to around £11m-£13m (2006/07 £25.4m) reflecting the Group's restructuring. For other businesses, the PBIT loss for the full year is expected to be around £1m-£2m (2006/07 loss of £0.9m).

Net Debt
Group net debt at the year end (excluding IAS 39 fair value adjustments) is expected to be around £3.4bn. RCV at 31 March 2008 will be £5.9bn, resulting in a Group net debt to RCV of around 57% at the year end.

END